

September 28, 2010

Kevin S. Crutchfield
Chief Executive Officer
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 2345
Abingdon, Virginia 24212

> **Re: Alpha Natural Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2010**
> **File No. 1-32331**

Dear Mr. Crutchfield:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed March 30, 2010

General

1.   Please confirm in writing that you will comply with the following comment relating to your proxy in all future filings, and provide us with an example of the disclosure you intend to use. After our review of your response, we may raise additional comments.

Annual Incentive Performance Plan, page 41

2.   You indicate that the "EBITDA metric accounts for two-thirds of the annual incentive target level" and that the remaining one-third "pertains to individual target levels."

However, you state in the next paragraph that "[o]ne hundred percent of target equates to achieving the budgeted EBITDA" level. Clarify that apparent discrepancy. Also, indicate the target levels for the individual targets that account for the remaining one-third.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tracey L. McNeil at (202) 551-3392, or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director